Exhibit 11

Statement of Computation of Per Share Earnings

Set forth below is the basis for the computation of earnings per share for periods shown.

	Years Ended December 31,
	2006	2005	2004
Earnings Per Common Share
Basic	$0.71	$0.63	$1.33
Average Shares Outstanding	1,803,583	1, 647,645	822,250
Diluted	$0.69	$0.62	$1.33
Average Shares Outstanding	1, 846, 462	1,672,928	822,250